

August 14, 2024

Sharon Yeshaya
Executive Vice President and Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

> **Re: Morgan Stanley**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 22, 2024**
> **Form 10-Q for the Quarterly Period Ended June 30, 2024**
> **Filed August 5, 2024**
> **File No. 001-11758**

Dear Sharon Yeshaya:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results - Full Year Ended December 31, 2023, page 29

1. Please tell us and revise, in future filings, to provide a specific and thorough discussion of the severance expenses, which were primarily related to the May 2023 "employee action." Your disclosures should take into consideration and address the steps taken by the Company, as well as the impact on the operating performance of the impacted segments, geographic areas and on the consolidated level.

2. Please tell us and revise, in future filings, to provide a specific and thorough discussion of the integration-related expenses recognized during the period. Your disclosures should discuss each of the types of integration activities that includes those relating to E*TRADE, the costs recognized, the segments impacted and on the consolidated level. You should also address additional costs required to complete any planned integration-related activities.

Form 10-Q for the Quarterly Period Ended June 30, 2024
Notes to Consolidated Financial Statements
2. Significant Accounting Policies, page 45

3.   We note you implemented certain presentation changes in the first quarter of 2024 that affected interest income and interest expense but had no effect on net interest income. Please tell us what prior period amounts and line items have been reclassified in these historical financial statements and revise your disclosures, in future filings, to provide further clarity on any reclassification changes, such as the nature, magnitude and the specific impact on affected line items in the financial statements. Refer to ASC 205-10-50-1. In addition, address the basis for your conclusion that the changes did not represent a change in accounting principle.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lory Empie at 202-551-3714 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance